Exhibit 4.3

BURFORD CAPITAL LIMITED

2021 NON-EMPLOYEE DIRECTORS’ SHARE PLAN

ARTICLE I
INTRODUCTION

1.1.            Name of Plan. The name of the Plan is the “Burford Capital Limited 2021 Non-Employee Directors’ Share Plan.”

1.2.            Purpose of Plan. The Plan is being established to attract, retain and compensate for service highly qualified individuals to serve as members of the Board of Directors of the Company, but not current employees of the Company or any of its affiliates, and to enable them to increase their ownership in the Company’s Ordinary Shares.

1.3.           Effective Date. The Plan shall be effective as of the date of the Burford Capital Limited 2021 Annual General Meeting, but only if the Plan is duly approved by shareholders at such meeting. If the shareholders do not approve the Plan, the Plan shall be of no effect.

ARTICLE II
DEFINITIONS

When used in capitalized form in the Plan, the following terms shall have the following meanings, unless the context clearly indicates otherwise:

Award. “Award” means an award under the Plan of Ordinary Shares, or an award based on Ordinary Shares, as set forth and as evidenced in an Award Agreement.

Award Agreement. “Award Agreement” means a written agreement with respect to an Award that is entered into and delivered to a grantee and any amendment thereto.

Code. “Code” means the Internal Revenue Code of 1986, as amended.

Committee. “Committee” means the Compensation Committee of the Company’s Board of Directors.

Company. “Company” means Burford Capital Limited, an entity incorporated in Guernsey as a company limited by shares under registration number 50877.

Corporate Transaction. “Corporate Transaction” means a stock or share split, reverse stock or share split, stock or share dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, reclassification, combination, exchange of shares, split-up, spin-off, warrants or rights offering to purchase Ordinary Shares at a price substantially below fair market value, or other similar event.

Effective Date. “Effective Date” means May 18, 2021.

Fair Market Value. “Fair Market Value” means, in relation to Ordinary Shares on any day, the average of the opening and closing per share sales price of the Ordinary Shares as reported on the New York Stock Exchange for such date or, if there were no sales on such date, on the closest preceding date on which there were sales of Ordinary Shares, or any other price or prices (including a mean of such prices) of Ordinary Shares as reported on such securities exchange as determined by the Committee in its discretion (subject to compliance with applicable laws, including applicable tax laws and the rules of the applicable securities exchange);

Non-Employee Director. “Non-Employee Director” means a member of the Board of Directors of the Company who is not an employee of the Company or any of its affiliates.

Ordinary Shares. “Ordinary Shares” means ordinary shares of no par value in the Company.

Plan. “Plan” means this Burford Capital Limited 2021 Non-Employee Directors’ Share Plan, as set forth herein and as it may be amended from time to time.

Share Dealing Code. “Share Dealing Code” means the Company’s code on share dealing as in force from time to time.

UK MAR. “UK MAR” means the European Union (Withdrawal) Act 2018 (as amended), as supplemented by The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310) as amended from time to time.

ARTICLE III
ELIGIBILITY

3.1.            Eligibility. An individual who is a Non-Employee Director on or after the Effective Date shall be eligible to participate in the Plan.

ARTICLE IV
SHARES AVAILABLE AND LIMITS ON AWARDS

4.1.            Number of Shares Available.

(a)             Subject to Section 4.2, below, an aggregate of 250,000 Ordinary Shares is authorized for issuance under the Plan pursuant to Awards over the Plan’s ten-year term, with no more than 50,000 Ordinary Shares being issued in any calendar year absent exceptional circumstances determined by the Committee such as the appointment of a new Chair or lead director. Such Ordinary Shares may be satisfied with unissued shares, treasury shares, or shares purchased on the open market.

(b)             The number of Ordinary Shares covered by an Award shall count against the limitations, as prescribed by subsection (a) above, on the number of Ordinary Shares available for award under the Plan only to the extent that such Ordinary Shares are actually issued and not terminated, lapsed, forfeited or canceled pursuant to subsection (c) below.

(c)             If an Award terminates, lapses or is forfeited or canceled or otherwise settled without the delivery of the full number of Ordinary Shares underlying the Award, then the Ordinary Shares covered by such Award, or to which such Award relates, to the extent of any such forfeiture, termination, lapse, cancellation, etc., shall again be, or shall become, available for issuance under the Plan.

4.2.            Adjustments. In the event of a Corporate Transaction, the number and kind of Ordinary Shares of the Company reserved and authorized for Awards under the Plan shall be adjusted accordingly in such manner as the Committee shall determine. All determinations made by the Committee with respect to adjustment under this Section 4.2 shall be conclusive and binding for all purposes of the Plan.

ARTICLE V
AWARDS

5.1.            The Committee shall have the authority to grant Awards at any time, and from time to time, to any one or more Non-Employee Directors in such number and having such terms, conditions and restrictions as are set forth in the related Award Agreement, subject to the terms of the Plan, as the Committee deems appropriate. Absent exceptional circumstances as determined by the Committee, each Award Agreement shall prohibit the sale of the Ordinary Shares granted thereunder for a period of three years after their issue, provided, however, that such prohibition shall cease to apply once a recipient is no longer serving as a Non-Employee Director.

5.2.            Except as provided in the Plan, no Non-Employee Director shall have any claim or right to be granted an Award under the Plan. Neither the Plan nor any action thereunder shall be construed as giving any Non-Employee Director any right to be retained in the services of the Company in any capacity.

ARTICLE VI
ADMINISTRATION, AMENDMENT, CESSATION OF SERVICE AND TERMINATION OF THE PLAN

6.1.            Administration. The Plan shall be administered by the Committee.

6.2.           Amendment and Termination. The Plan may be terminated or amended by the Committee or the Board of Directors as either deems advisable. No amendment may revoke or alter in a manner unfavorable to the grantees any Award then outstanding without the consent of the grantee, nor may the Committee or the Board of Directors amend the Plan without shareholder approval where the absence of such approval would cause the Plan to fail to comply with any requirement of any applicable law, regulation or securities exchange listing requirement. Shareholder approval shall be required for any amendment to the extent (and only to the extent) required by applicable law or an applicable rule or regulation (including rules of the exchange(s) on which Ordinary Shares or interests therein are traded).

6.3.           Successors. All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether such succession is the result of a direct or indirect purchase, merger, consolidation, or otherwise.

6.4.           Expiration of the Plan. No Ordinary Shares may be granted under the Plan after May 18, 2031.

ARTICLE VII
REGISTRATION AND TAXES

7.1.           Securities Law Restrictions. No Ordinary Shares may be issued in connection with an Award unless the issuance of such Ordinary Shares (a) has been registered as required under the Securities Act of 1933, as amended, (b) satisfies the requirements under applicable state “blue sky” laws, and (c) complies with all applicable foreign and domestic securities laws and listing requirements of the exchanges to which the Ordinary Shares are subject.

7.2.           Compliance with UK MAR. The grant of any Award and/or the issue or transfer of any Ordinary Shares in connection with an Award under the Plan shall be subject to the provisions of UK MAR and the Company’s Share Dealing Code and to obtaining any approval or consent required under the provisions of the Listing Rules published by the UK Listing Authority or the City Code on Takeovers and Mergers or of any such regulation or enactment appliable to such grant. Where the grant or realization of an Award or the issue or transfer of any Ordinary Shares under the Plan would be prohibited by law, by UK MAR, or the Company’s Share Dealing Code, the period during which Ordinary Shares may be allocated, issued or transferred shall not be treated as commencing, until such period of prohibition has ceased.

7.3.           Section 409A. The Plan shall be operated, administered, and interpreted consistently with the intent to be exempt from or to comply with the requirements of Section 409A of the Code and the regulations, interpretations and administrative guidance issued thereunder. If the Board or Committee determines that any provision of the Plan is or might be inconsistent with the restrictions imposed by Section 409A of the Code, the Plan shall be automatically amended to the extent that the Board or Committee determines is necessary to bring it into compliance with the requirements of Section 409A of the Code. No provision of the Plan or any Award Agreement shall be interpreted or construed to transfer any liability for a failure to comply with the requirements of Section 409A of the Code from a grantee or other individual to the Company, the Committee, or any other entity or individual affiliated with the Company or the Committee.

7.4.           Withholding. All Awards shall be subject to withholding for taxes to the extent (if at all) the Company determines is required by law. Withholding obligations may be satisfied by withholding Ordinary Shares with a value equal to the required amount of withholding. Regardless of the amount withheld or reported, the recipient of Ordinary Shares or cash in respect of an Award shall be solely responsible for all taxes (including interest and penalties) in respect of any Award (including imputed income).

ARTICLE VIII
GOVERNING LAW

8.1.           This Plan and any non-contractual obligations arising out of or in connection with this Plan shall be governed by, and interpreted in accordance with, English law. All disputes arising out of or in connection with the rules shall be referred to and finally resolved by arbitration under the LCIA Rules, which Rules shall be deemed to be incorporated by reference into this Plan. The number of arbitrators shall be one. The seat, or legal place, of arbitration shall be London. The language to be used in the arbitral proceedings shall be English. The governing law shall be the substantive law of England.